===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                              -------------------

                                   FORM 11-K

(Mark One)
                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
   /x/          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1993

                                      OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
  / /          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the transition period from       to

                         Commission file number 1-8940

                           --------------------------

                    Entenmann's, Inc. Employee Savings Plan
                 55 Paradise Lane, Bay Shore, New York  11706
                           (Full title of the plan)




                         PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York 10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)


===============================================================================

                    ENTENMANN'S, INC. EMPLOYEE SAVINGS PLAN
                          ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993


                               TABLE OF CONTENTS

                                                                 Page(s)
                                                                 -------
Report of Independent Accountants..............................      3

Financial Statements:
  Statements of Financial Condition as of December 31,
   1993 and 1992...............................................    4-5
  Statements of  Income and Changes in Plan Equity for
   the years ended December 31, 1993, 1992 and 1991............    6-8
  Notes to Financial Statements................................   9-17

Signatures.....................................................     18

Schedules:
  Schedule I - Investments as of December 31, 1993.............  S-1-4

  Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:
     23. Consent of Independent Accountants.

                       REPORT of INDEPENDENT ACCOUNTANTS


To:  The Corporate Employee Plans Investment
     Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of
     Philip Morris Companies Inc., the Management
     Committee for Employee Benefits of Kraft General
     Foods, Inc., the Entenmann's, Inc. Employee Savings
     Plan Committee and all Participants as a group
     (but not individually) of the Entenmann's, Inc. Employee
     Savings Plan:


     We have audited the accompanying statements of financial condition of the Entenmann's, Inc. Employee Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1993 and the schedule of investments as of December 31, 1993. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc., Kraft General Foods, Inc. or Entenmann's, Inc. (or their delegates). Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1993 and 1992, and the income and changes in plan equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


                                              COOPERS & LYBRAND

Chicago, Illinois
March 30, 1994

                    ENTENMANN'S, INC. EMPLOYEE SAVINGS PLAN
                        STATEMENT of FINANCIAL CONDITION
                            as of December 31, 1993
                           (in thousands of dollars)

                                  ----------

                          Diversified
                             Equity    Interest                  Participants'
                             Index      Income    Philip Morris       Loan
                              Fund       Fund       Stock Fund      Account      Total
                          -----------  --------   -------------  -------------  -------
ASSETS:
  Trust net assets          $2,461      $11,157      $30,551        $1,207      $45,376
  Employer contributions
   receivable (payable)        145          (16)         574                        703
  Employee contributions
   receivable (payable)         59           (6)         171                        224
  Participants' loan
   repayments receivable
   (payable)                    17           37          218          (187)          85
  Interfund receivables
   (payables)                  326           91         (417)                         -
                            ------      -------      -------        ------      -------
    Total assets             3,008       11,263       31,097         1,020       46,388
                            ------      -------      -------        ------      -------
LIABILITIES:
  Distributions and
   withdrawals payable
   (receivable)                (12)          76          166             6          236
  Undistributed
   participants' loans           2           19           28           (49)           -
                            ------      -------      -------        ------      -------
    Total liabilities          (10)          95          194           (43)         236
                            ------      -------      -------        ------      -------
    Plan equity             $3,018      $11,168      $30,903        $1,063      $46,152
                            ======      =======      =======        ======      =======

  The accompanying notes are an integral part of these financial statements.

                    ENTENMANN'S, INC. EMPLOYEE SAVINGS PLAN
                        STATEMENT of FINANCIAL CONDITION
                            as of December 31, 1992
                           (in thousands of dollars)

                                  ----------

                          Diversified
                            Equity     Interest                 Participants'
                            Index       Income   Philip Morris       Loan
                             Fund        Fund     Stock Fund       Account      Total
                          -----------  --------  -------------  -------------  -------
ASSETS:
  Trust net assets          $1,668      $9,822      $41,330        $  955      $53,775
  Employer contributions
   receivable                    1           4           32                         37
  Employee contributions
   receivable                    6          22           68                         96
  Participants' loan
   repayments receivable                     4           13                         17
                            ------      ------      -------        ------      -------
    Total assets             1,675       9,852       41,443           955       53,925
                            ------      ------      -------        ------      -------
LIABILITIES:
  Distributions and
   withdrawals payable          61         296          573                        930
  Undistributed
   participants' loans                       2           48           (50)           -
                            ------      ------      -------        ------      -------
    Total liabilities           61         298          621           (50)         930
                            ------      ------      -------        ------      -------
    Plan equity             $1,614      $9,554      $40,822        $1,005      $52,995
                            ======      ======      =======        ======      =======

  The accompanying notes are an integral part of these financial statements.

                    ENTENMANN'S, INC. EMPLOYEE SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1993
                           (in thousands of dollars)

                                  ----------

                               Diversified
                                  Equity    Interest                  Participants'
                                  Index      Income    Philip Morris       Loan
                                   Fund       Fund      Stock Fund       Account      Total
                               -----------  --------   -------------  -------------  -------
ADDITIONS:
  Employer contributions         $  116      $   263      $ 1,473                    $ 1,852
  Employee contributions            362          917        2,579                      3,858
  Trust investment
   activities:
    Interest income                   1          773           19        $  101          894
    Dividend income                                         1,377                      1,377
    Net (depreciation)
     appreciation in
     fair value of
     investments                    196                   (11,416)                   (11,220)
                                 ------      -------      -------        ------      -------
                                    197          773      (10,020)          101       (8,949)
                                 ------      -------      -------        ------      -------

    Total (deductions)
     additions                      675        1,953       (5,968)          101       (3,239)
                                 ------      -------      -------        ------      -------

DEDUCTIONS:
  Distributions and
   withdrawals                     (349)      (1,137)      (2,084)          (40)      (3,610)
  General and administrative
   expenses                                        3                                       3
                                 ------      -------      -------        ------      -------
    Total deductions               (349)      (1,134)      (2,084)          (40)      (3,607)
                                 ------      -------      -------        ------      -------

Net transfers among funds         1,111          796       (1,907)                         -
Participants' loans                 (61)        (114)        (394)          569            -
Participants' loan repayments        28          113          434          (572)           3
                                 ------      -------      -------        ------      -------

    Net (deductions)
     additions                    1,404        1,614       (9,919)           58       (6,843)
                                 ------      -------      -------        ------      -------

PLAN EQUITY:
  Beginning of year               1,614        9,554       40,822         1,005       52,995
                                 ------      -------      -------        ------      -------
  End of year                    $3,018      $11,168      $30,903        $1,063      $46,152
                                 ======      =======      =======        ======      =======

  The accompanying notes are an integral part of these financial statements.

                    ENTENMANN'S, INC. EMPLOYEE SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1992
                           (in thousands of dollars)

                                  ----------

                               Diversified
                                  Equity    Interest                  Participants'
                                  Index      Income    Philip Morris       Loan
                                   Fund       Fund       Stock Fund      Account      Total
                               -----------  --------   -------------  -------------  -------
ADDITIONS:
  Employer contributions        $   34      $   138       $ 1,388                    $ 1,560
  Employee contributions           220          903         2,869                      3,992
  Trust investment
   activities:
    Interest income                             742            21        $   66          829
    Dividend income                                         1,272                      1,272
    Net (depreciation)
     appreciation in
     fair value of
     investments                   123                     (1,662)                    (1,539)
                                ------      -------       -------        ------      -------
                                   123          742          (369)           66          562
                                ------      -------       -------        ------      -------

    Total additions                377        1,783         3,888            66        6,114
                                ------      -------       -------        ------      -------

DEDUCTIONS:
  Distributions and
   withdrawals                    (245)      (1,546)       (6,139)         (102)      (8,032)
  General and administrative
   expenses                                     (11)                                     (11)
                                ------      -------       -------        ------      -------
    Total deductions              (245)      (1,557)       (6,139)         (102)      (8,043)
                                ------      -------       -------        ------      -------

Net transfers among funds           37          531          (568)                         -
Participants' loans                (16)        (163)         (549)          728            -
Participants' loan repayments       15           77           243          (335)           -
                                ------      -------       -------        ------      -------

    Net (deductions)
     additions                     168          671        (3,125)          357       (1,929)

PLAN EQUITY:
  Beginning of year              1,446        8,883        43,947           648       54,924
                                ------      -------       -------        ------      -------
  End of year                   $1,614      $ 9,554       $40,822        $1,005      $52,995
                                ======      =======       =======        ======      =======

  The accompanying notes are an integral part of these financial statements.

                    ENTENMANN'S, INC. EMPLOYEE SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1991
                           (in thousands of dollars)

                                  ----------

                                 Diversified
                                    Equity    Interest                  Participants'
                                    Index      Income    Philip Morris      Loan
                                     Fund       Fund       Stock Fund     Account       Total
                                 -----------  --------   -------------  -------------  -------
ADDITIONS:
  Employer contributions           $   19       $  131      $ 1,274                    $ 1,424
  Employee contributions              181        1,005        2,546                      3,732
  Trust investment
   activities:
    Interest income                     1          765           23        $ 47            836
    Dividend income                                           1,017                      1,017
    Net appreciation in
     fair value of
     investments                      348                    15,075                     15,423
                                   ------       ------      -------        ----        -------
                                      349          765       16,115          47         17,276
                                   ------       ------      -------        ----        -------
    Total additions                   549        1,901       19,935          47         22,432
                                   ------       ------      -------        ----        -------

DEDUCTIONS:
  Distributions and
   withdrawals                       (128)      (1,187)      (3,933)        (31)        (5,279)
  General and administrative
   expenses                                        (12)                                    (12)
                                   ------       ------      -------        ----        -------
    Total deductions                 (128)      (1,199)      (3,933)        (31)        (5,291)
                                   ------       ------      -------        ----        -------

Net transfers among funds            (157)      (1,062)       1,219                          -
Participants' loans                   (21)        (123)        (233)        377              -
Participants' loan repayments          13           78          167        (258)             -
                                   ------       ------      -------        ----        -------

    Net additions
     (deductions)                     256         (405)      17,155         135         17,141

PLAN EQUITY:
  Beginning of year                 1,190        9,288       26,792         513         37,783
                                   ------       ------      -------        ----        -------
  End of year                      $1,446       $8,883      $43,947        $648        $54,924
                                   ======       ======      =======        ====        =======

  The accompanying notes are an integral part of these financial statements.

                    ENTENMANN'S INC. EMPLOYEE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


1. General Description of the Plan:

   The Entenmann's, Inc. Employee Savings Plan (the "Plan") is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and to share in the profits of Entenmann's, Inc. ("Entenmann's") by making such contribution. Entenmann's is a wholly owned subsidiary of Kraft General Foods, Inc. ("KGF"), which, in turn, is a subsidiary of Philip Morris Companies Inc. (the "Company").

   Salaried and hourly employees of Entenmann's and certain of its domestic subsidiaries (the "Entenmann's Companies") who are not represented by a collective bargaining unit, are eligible to participate in the Plan, provided they meet eligibility requirements. After completing one year of service, eligible employees generally may make before-tax and after-tax contributions. Matching contributions by Entenmann's from Entenmann's profits (the "Entenmann's Contributions") are contributed to the Plan in accordance with the formula described in Note 3. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

   The administration of the Plan has generally been delegated to the Management Committee for Employee Benefits of KGF (the "Committee") comprised of employees of KGF. The Committee has appointed the Entenmann's, Inc. Employee Savings Plan Committee (the "Administrative Committee") to handle certain Plan administration matters. The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc. (the "Investment Committee") (the Committee, the Administrative Committee and the Investment Committee, collectively the "Fiduciaries") is responsible for the selection of the investment options in which participants invest their assets in the Plan and monitors the performance of these investment options.

   Assets of the Plan are invested in an investment fund known as the Entenmann's, Inc. Employee Savings Plan Trust (the "Trust") (Note 7). Bankers Trust Company (the "Trustee") has been appointed Trustee of the Trust.

   Participants have the option of investing their Plan Accounts (Note 4) in 5% increments, with a 10% minimum, in the three funds listed below. Effective July 1, 1991, participants may invest Entenmann's Contributions in any of the three investment funds. Prior to July 1, 1991, Entenmann's Contributions were invested in the Philip Morris Stock Fund and, once fully vested, could be invested at the direction of the participant.

      DIVERSIFIED EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

                    ENTENMANN'S, INC. EMPLOYEE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

      INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. Beginning January 1, 1993, the assets of the Interest Income Fund have also been invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates, but not in the event of a default of any security in the pool.

      PHILIP MORRIS STOCK FUND - This fund is invested in the common stock, $1 par value, of the Company (the "Common Stock") and short-term temporary investments.

   None of the foregoing funds guarantees a return to the participant. Participants may change their options effective the first day of the calendar quarter.

   Each participant may vote all the shares of Common Stock held in his or her Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of the Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

   At December 31, 1993 and 1992, there were 1,765 and 1,688 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                      DECEMBER 31,
                                      ------------
                                       1993   1992
                                      -----  -----
     Diversified Equity Index Fund      548    320
     Interest Income Fund             1,140    725
     Philip Morris Stock Fund         1,654  1,270

   Each participant is at all times fully vested in the balance of his or her After-Tax Contributions Account, Before-Tax Contributions Account, Rollover Account and in the balance of his or her Company Contribution Account attributable to amounts contributed on or before December 31, 1985 (Note 4). A participant shall be fully vested in the balance in

                    ENTENMANN'S, INC. EMPLOYEE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   his or her Company Contribution Account upon attainment of age 65, retirement, termination due to work force reduction, permanent and total disability or death. A participant who is employed by the Company or any subsidiary shall be fully vested in his or her Company Contribution Account upon completion of five years of service.

   Forfeitures:

      Entenmann's Contributions forfeited by terminated participants are used to reduce future Entenmann's Contributions to the Plan.

2. Summary of Significant Accounting Policies:

   Valuation of Trust Investments:

      Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds. Investment contracts and the pools of mortgage-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest.

      Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

      Short-term temporary investments are generally carried at cost, which approximates fair value.

   Investment Transactions and Investment Income of the Trust:

      Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

      In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation of investments held at year-end (Note 8).

                    ENTENMANN'S, INC. EMPLOYEE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

3. Contributions:

   No contribution is required from any eligible employee under the Plan. Eligible employees may make contributions on a before-tax basis, an after-tax basis, or in a combination of the two. Basic Contributions are those made on an after-tax basis ("After-Tax Basic Contributions") and before-tax basis ("Before-Tax Basic Contributions") that are not in excess of 6% of each compensation payment to the participant. Contributions in excess of 6% of each compensation payment to the participant and up to 11% of each compensation payment are referred to as Supplemental Contributions, which may be made only on an after-tax basis. The percentage of compensation available for both before-tax and after-tax contributions varies from year-to-year in order that the aggregate contributions actually made by participants do not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 1993, a participant's before-tax contributions were limited to $8,994; for 1994, each participant's before-tax contributions will be limited to $9,240.

   Each year Entenmann's Contributions are based on the amount of each participant's Basic Contributions to the Plan. Entenmann's Contributions are equal to 50% of participants' Basic Contributions, subject to certain limitations under the Code.

   Participants' contributions are recorded in the period in which they are withheld by the Entenmann's Companies. Entenmann's Contributions for the year are accrued by the Plan based upon the amount to be funded each year in accordance with the Plan's formula noted above.

   Entenmann's Contributions are discretionary. While Entenmann's has not expressed any intent to discontinue making Entenmann's Contributions, it is free to do so at any time. Entenmann's Contributions and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

   The Plan provides, in the event of a Change of Control (as defined in the Plan) of the Company, for Entenmann's Contributions for the year in which the Change of Control occurs and for two years thereafter (the "Control Period") equal to $.50 for each $1 of the first 5% of the aggregate compensation of the participants for each year during the Control Period.

                    ENTENMANN'S, INC. EMPLOYEE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

4. Valuation of Participant Accounts:

   The Trustee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:

     Account                              Source
     -------                              ------
     Company Contribution Account         Entenmann's Contributions

     Before-Tax Contributions Account     Before-Tax Basic Contributions

     After-Tax Contributions Account      After-Tax  Basic and Supplemental
                                          Contributions

     Rollover Account                     Amounts transferred (directly or
                                          indirectly) from another plan
                                          qualified under Section 401(a) of
                                          the Code

     Loan Account                         Outstanding loans obtained from the
                                          Plan

   At the end of each month, the Trustee determines the current fair value of each fund in the Trust. The fair value of each participant's share in the Trust is determined with respect to their Company Contribution, Before-Tax Contributions, After-Tax Contributions and Rollover Accounts on the basis of their proportionate share in each fund.

5. Withdrawals and Distributions:

   Participants may make withdrawals against their Company Contribution, Before-Tax Contributions, After-Tax Contributions and Rollover Accounts under limited circumstances in accordance with the provisions outlined in the Plan.

   Upon termination of employment, including retirement, a participant has several options available, as described in the Plan, with respect to the distribution of his or her Accounts. Normally, distributions are made one month after such termination.

                    ENTENMANN'S INC. EMPLOYEE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

6. Participants' Loans:

   The loan program permits participants to borrow from their Before-Tax Contributions Account in accordance with the provisions outlined in the Plan.

   A participant's Loan Account equals the principal amount of his or her loans outstanding. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Before-Tax Contributions Account. The repaid amount (including interest) is reinvested in the funds according to the participant's current investment authorization.

   Participants' loans are carried at the original principal amount less principal repayments. Participants' loan repayments receivable represent amounts withheld by the Entenmann's Companies from participants' compensation and not yet remitted to the Plan. Amounts to be disbursed under employee loan agreements are recorded as undistributed participants' loans as of the loan agreement date.

7. Investments Held by the Trust:

   The Trust is comprised solely of the assets of the Plan.

   Most expenses incurred in administering the Plan are borne by Entenmann's, with the exception of brokerage commissions, investment management fees and transfer taxes, which are paid by the Trust. Expenses paid by Entenmann's are not reflected in the financial statements of the Plan.

   Investments that represented five percent or more of total Trust assets as of December 31, 1993 and 1992 were:

                                     1993     1992
                                    -------  -------
     Philip Morris Stock Fund
      Common Stock                  $29,543  $40,548
     Diversified Equity Index Fund   $2,461        -

   The GEBT Equity Index Fund currently includes the Common Stock.

                    ENTENMANN'S, INC. EMPLOYEE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                (in thousands of dollars, except per unit data)
                                  (continued)

   At December 31, 1993 and 1992 the financial position of the Trust was:

                                          1993     1992
                                         -------  -------
Assets:
  Investments at fair value:
    Diversified Equity Index Fund
     (cost $1,621 and $927)              $ 2,461  $ 1,668
    Philip Morris Stock Fund:
      Common stock
       (cost $14,109 and $13,268)         29,543   40,548
      Short-term temporary investments
       (cost approximates fair value)        660      437
    Interest Income Fund:
      Investment contracts
       (cost approximates fair value)     10,365    8,903
      Short-term temporary investments
       (cost approximates fair value)        725      854
    Participants' Loan Account:
      Loans to participants                1,175      956
                                         -------  -------
        Total investments                 44,929   53,366
  Receivables:
    Interest income                          101       65
    Dividend income                          346      344
                                         -------  -------
        Net assets                       $45,376  $53,775
                                         =======  =======

    The number of employee participation units and the net asset value per unit for the funds at December 31, 1993 and 1992 were:

                            Diversified
                              Equity     Interest                 Participants'
                               Index      Income   Philip Morris      Loan
                               Fund        Fund     Stock Fund       Account      Total
                            -----------  --------  -------------  -------------  -------
    1993:
      Net assets               $2,461     $11,157     $30,551        $1,207      $45,376
      Number of
       participation units        490       3,974       3,973
      Net asset value per
       unit                   $5.0224     $2.8075     $7.6897

    1992:
      Net assets               $1,668      $9,822     $41,330          $955      $53,775
      Number of
       participation units        362       3,775       4,064
      Net asset value per
       unit                   $4.6077     $2.6019    $10.1698

                    ENTENMANN'S, INC. EMPLOYEE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

8. Net (Depreciation) Appreciation in Fair Value of Trust Investments:

   The realized gains and losses on disposals and changes in unrealized appreciation of investments in the Trust for the years ended December 31, 1993, 1992 and 1991 were:

                              Diversified
                                Equity
                                 Index     Philip Morris
                                 Fund       Stock Fund     Total
                              -----------  -------------  -------
    1993
    ----
    Realized gains:
      Proceeds                  $265         $ 1,189      $ 1,454
      Cost                       168             759          927
                                ----         -------      -------
        Net realized gains        97             430          527
                                ----         -------      -------
    Unrealized appreciation:
      Beginning of year          741          27,280       28,021
      End of year                840          15,434       16,274
                                ----         -------      -------
        (Decrease) increase       99         (11,846)     (11,747)
                                ----         -------      -------
    Net (depreciation)
      appreciation in
      fair value of
      investments               $196        ($11,416)    ($11,220)
                                ====         =======      =======

    1992
    ----
    Realized gains:
      Proceeds                  $210         $ 3,439      $ 3,649
      Cost                       116           1,372        1,488
                                ----         -------      -------
        Net realized gains        94           2,067        2,161
                                ----         -------      -------

    Unrealized appreciation:
      Beginning of year          712          31,009       31,721
      End of year                741          27,280       28,021
                                ----         -------      -------

        Increase (decrease)       29          (3,729)      (3,700)
                                ----         -------      -------
    Net appreciation
      (depreciation) in
      fair value of
      investments               $123        ($ 1,662)    ($ 1,539)
                                ====         =======      =======

                    ENTENMANN'S, INC. EMPLOYEE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (concluded)

                             Diversified
                               Equity
                                Index     Philip Morris
                                Fund       Stock Fund     Total
                             -----------  -------------  -------
   1991
   ----
   Realized gains:
     Proceeds                    $458        $ 7,819     $ 8,277
     Cost                         372          6,234       6,606
                                 ----        -------     -------
       Net realized gains          86          1,585       1,671
                                 ----        -------     -------

   Unrealized appreciation:
     Beginning of year            450         17,519      17,969
     End of year                  712         31,009      31,721
                                 ----        -------     -------
       Increase                   262         13,490      13,752
                                 ----        -------     -------

   Net appreciation
    in fair value of
    investments                  $348        $15,075     $15,423
                                 ====        =======     =======

9. Tax Status:

   The U.S. Treasury Department has determined that the Plan, as amended and in effect as of November 18, 1986, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since that date. These amendments have been drafted to comply with the provisions of the Code applicable to qualified plans. The Fiduciaries believe that the Plan, as so amended, continues to comply with the applicable provisions of the Code and that the Plan continues to be administered in accordance with the applicable provisions of the Code.

   Participants will not be subject to income tax on Entenmann's Contributions, before-tax contributions made on their behalf by the Entenmann's Companies or with respect to rollover contributions when made to the Trust, nor on earnings credited to their Accounts until withdrawn or distributed.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft General Foods, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                    ENTENMANN'S, INC.
                                                  EMPLOYEE SAVINGS PLAN
                                                      (Name of Plan)



                                       By      /s/ DANIEL M. DRESSEL
                                          -------------------------------------
                                              Daniel M. Dressel, Chairman,
                                            Management Committee for Employee
                                          Benefits of Kraft General Foods, Inc.

Date:  April 12, 1994

                    ENTENMANN'S, INC. EMPLOYEE SAVINGS PLAN

               SCHEDULE I - INVESTMENTS as of December 31, 1993

                     Column A                             Column B      Column C     Column D
                     --------                         ---------------  -----------  -----------
                                                        Face Amount       Cost
                                                         or Number      Basis of
Name of Issuer and Title of Issue                     of Shares/Units  Investments  Fair Value
- ---------------------------------                     ---------------  -----------  -----------
PHILIP MORRIS STOCK FUND  --  67.2%

Common Stock  --  65.7%

Tobacco  --  65.7%

Philip Morris Companies Inc.                               531,111     $14,108,788  $29,543,049

Short-Term Investments  --  1.5%

GEBT Pyramid Directed
 Account Cash Fund                                         659,703         659,703      659,703
                                                                       -----------  -----------
  Total Philip Morris Stock Fund                                        14,768,491   30,202,752
                                                                       -----------  -----------
DIVERSIFIED EQUITY INDEX FUND  --  5.5%

GEBT Pyramid Equity Index Fund  --  5.5%                     2,489       1,620,622    2,460,636
                                                                       -----------  -----------
  Total Diversified Equity Index Fund                                    1,620,622    2,460,636
                                                                       -----------  -----------
INTEREST INCOME FUND  --  24.7%

Investment Contracts  --  23.1%

Participation Contracts with Institutions  --  19.3%

  Aetna Life Ins.
   #LT 10218 DYA 1988  8.94%
   matures 1/3/94                                        1,409,497       1,409,497    1,409,497
  Confederation Life Ins. Co.
   GIC# 61702  9.85%
   matures 3/15/94                                       1,051,398       1,051,398    1,051,398
  New York Life Ins. Co.
   #05939  9.35%
   matures 8/26/95                                       1,516,350       1,516,350    1,516,350
  Provident Mutual Life Ins. Co.
   #8142-001  8.72%
   matures 12/31/95                                        955,932         955,932      955,932

                    ENTENMANN'S, INC. EMPLOYEE SAVINGS PLAN

               SCHEDULE I - INVESTMENTS as of December 31, 1993

                         Column A                         Column B       Column C     Column D
                         --------                      ---------------  -----------  ----------
                                                         Face Amount       Cost
                                                          or Number      Basis of
Name of Issuer and Title of Issue                      of Shares/Units  Investments  Fair Value
- ---------------------------------                      ---------------  -----------  ----------
Participation Contracts with Institutions (continued)

  Ohio National Life Co.
   #5265  8.47%
   matures 3/1/96                                           428,242      $  428,242  $  428,242
  Prudential Insurance Co. of America
   GA-7270  6.05%
   matures 6/30/96                                        2,176,138       2,176,138   2,176,138
  Metropolitan Life Ins. Co.
   Acct# 12891  6.64%
   matures 12/15/96                                       1,120,246       1,120,246   1,120,246
                                                                         ----------  ----------
  Total Contracts                                                         8,657,803   8,657,803
                                                                         ----------  ----------
Financial Institution Pools  --  3.8%

  National Westminster Bank
    No. SAM 0104C  5.80%
    GEBT Short-Term Investment Fund                             684             684         684
    Federal Home Loan Mtg. Corporation
     matures 6/15/99  6.00%                                  82,500          82,168      82,168
    Federal National Mortgage Association
     matures 6/25/2005  6.25%                                44,000          44,302      44,302
    Federal Home Loan Mtg. Corporation
     matures 8/15/2005  6.25%                                22,000          22,421      22,421
    Federal National Mortgage Association
     matures 8/25/2005  6.00%                                 9,625           9,565       9,565
    Federal National Mortgage Association
     matures 8/25/2005  6.00%                                68,200          67,883      67,883
    Federal National Mortgage Association
     matures 11/25/2005  7.00%                              121,000         124,962     124,962
    Federal Home Loan Mtg. Corporation
     matures 3/15/2007  6.75%                                33,000          34,060      34,060
    Federal Home Loan Mtg. Corporation
     matures 5/15/2007  6.25%                                53,350          53,381      53,381
    Federal Home Loan Mtg. Corporation
     matures 4/15/2008  6.50%                                13,750          13,809      13,809
    Federal Home Loan Mtg. Corporation
     matures 8/15/2008  6.50%                                68,904          69,544      69,544

                    ENTENMANN'S, INC. EMPLOYEE SAVINGS PLAN

               SCHEDULE I - INVESTMENTS as of December 31, 1993

                      Column A                 Column B       Column C     Column D
                      --------              ---------------  -----------  ----------
                                              Face Amount       Cost
                                               or Number      Basis of
Name of Issuer and Title of Issue           of Shares/Units  Investments  Fair Value
- ---------------------------------           ---------------  -----------  ----------
Financial Institution Pools (continued)

    Federal Home Loan Mtg. Corporation
     matures 4/15/2011  5.00%                    44,000       $ 43,998     $ 43,998
    Federal National Mortgage Association
     matures 8/25/2012  5.60%                    29,425         29,519       29,519
    Federal National Mortgage Association
     matures 8/25/2013  6.70%                    77,000         77,196       77,196
    Federal National Mortgage Association
     matures 9/25/2015  6.00%                    44,000         44,833       44,833
    Federal Home Loan Mtg. Corporation
     matures 12/15/2015  6.50%                   53,350         54,566       54,566
    Federal National Mortgage Association
     matures 6/25/2016  5.70%                    81,400         82,076       82,076
    Federal National Mortgage Association
     matures 7/25/2016  5.65%                    43,670         43,880       43,880
    Federal National Mortgage Association
     matures 6/15/2018  7.00%                     5,830          6,110        6,110
    Federal National Mortgage Association
     matures 1/25/2020  7.00%                    77,000         79,780       79,780
    Federal Home Loan Mtg. Corporation
     matures 5/15/2021  6.50%                    14,300         13,916       13,916
                                                              --------     --------
  Total National Westminster Bank Contract                     998,653      998,653
                                                              --------     --------
  Provident Life & Accident
    GAC No. 63005582  5.50%
    GEBT Short-Term Investment Fund              10,640         10,640       10,640
    Federal Home Loan Mtg. Corporation
     matures 9/15/2002  4.85%                    57,500         58,360       58,360
    Federal Home Loan Mtg. Corporation
     matures 1/15/2008  5.78%                    57,500         57,171       57,171
    Federal Home Loan Mtg. Corporation
     matures 9/15/2008  6.00%                    53,680         55,202       55,202
    Federal Home Loan Mtg. Corporation
     matures 10/15/2008  5.90%                   65,320         65,630       65,630
    Federal National Mortgage Association
     matures 6/25/2013  5.00%                    52,900         53,639       53,639

                    ENTENMANN'S, INC. EMPLOYEE SAVINGS PLAN

               SCHEDULE I - INVESTMENTS as of December 31, 1993

                         Column A                  Column B       Column C     Column D
                         --------               ---------------  -----------  -----------
                                                  Face Amount       Cost
                                                   or Number      Basis of
Name of Issuer and Title of Issue               of Shares/Units  Investments  Fair Value
- ---------------------------------               ---------------  -----------  -----------
Financial Institution Pools (continued)

    Federal National Mortgage Association
     matures 11/25/2013  5.50%                        57,500     $    57,680  $    57,680
    Federal National Mortgage Association
     matures 3/25/2018  5.75%                         57,500          58,604       58,604
    Federal National Mortgage Association
     matures 9/25/2019  5.50%                         57,500          56,979       56,979
    Federal National Mortgage Association
     matures 10/25/2022  5.40%                        60,950          62,821       62,821
    Federal National Mortgage Association Pool
     matures 4/1/2023  6.50%                          57,500          58,112       58,112
    Federal National Mortgage Association
     matures 8/25/2023  3.00%                         64,400          56,188       56,188
    Federal Home Loan Mtg. Corporation
      matures 10/15/2023  7.00%                       55,532          57,619       57,619
                                                                 -----------  -----------
  Total Provident Life & Accident Contract                           708,645      708,645
                                                                 -----------  -----------
      Total Pools                                                  1,707,298    1,707,298
                                                                 -----------  -----------
Total Investment Contracts                                        10,365,101   10,365,101
                                                                 -----------  -----------
Short-term Investments  --  1.6%

GEBT Pyramid Discretionary Cash Fund                 724,832         724,832      724,832
                                                                 -----------  -----------
      Total Interest Income Fund                                  11,089,933   11,089,933
                                                                 -----------  -----------
PARTICIPANTS' LOAN ACCOUNT  --  2.6%

GEBT Pyramid Discretionary Fund                           12              12           12

Participants' Loans                                                1,175,400    1,175,400
                                                                 -----------  -----------
      Total Participants' Loan Account                             1,175,412    1,175,412
                                                                 -----------  -----------
      TOTAL INVESTMENTS                                          $28,654,458  $44,928,733
                                                                 ===========  ===========